Contact

www.linkedin.com/in/amitguptaxlri
(LinkedIn)

Top Skills

MLOps
Large Language Models (LLM)
Generative AI

Certifications

AWS Certified Machine Learning - Specialty
Certified HIPAA Professional (CHP)
PMI Agile Certified Practitioner (PMI-ACP®)
Project Management Professional (PMP)

Amit Gupta

Head of Artificial Intelligence | Generative AI | Large Language Models (LLM) | Novel Algorithms | MLOps
New York, New York, United States

Summary

As an early pioneer in the space of Generative AI and Large Language Models (LLM), I created and deployed one of the first production LLM in 2018, which was trained on 60 years' of proprietary Enterprise data.

Since then I have led development of two GenAI platforms, set up advanced R&D teams, supported early-adopter Enterprise clients in their AI strategy and platforms. I bring in a unique skill set of being a HANDS-ON Practitioner as well as a Strategic Partner in Executive decision making.

My teams have consistently set industry benchmarks, delivering sophisticated solutions ahead of schedule and surpassing expectations, all while managing a diverse and intricate project portfolio.

TLDR: 20 years of experience leading teams and 10+ years experience leading Data Science and ML teams. Hands-on experience in all aspects of the tech stack, cloud infra and compute scaling.

I have led teams and solution delivery in these key areas - multiple SaaS Platforms, Fintech, Insurance, HealthTech, E-com, Programmatic, Cloud, ITSM, GIS and BigPharma Bioinformatics

Few highlights:
1. Built the AI/ML practice from the ground up at Milestone: building teams, processes and solutions that are currently being offered to a 200+ enterprise clients in Tech, Pharma, FinTech. Built a very talented team across multiple time zones in North America and Asia. Overall portfolio of projects with 9 figure annual revenue.

2. As VP Technology Solutions at Haptik [AI platform SaaS], oversaw the platform roadmap and the project portfolio in terms of execution, resources & delivery, comprising 200+ team members across engineering, product, data science/ML.

3. Cofounder and CTO of Convrg, an AI platform company. Led the ML and AI platform development to bring the latest in NLP and AI to some of the biggest brands like Estee Lauder, Sephora and Reddit among others.

4. Made 500+ hiring decisions and nurtured their growth. Proud that many of them went on to great heights in their career (many C-Levels and some became successful entrepreneurs with hundreds of employees of their own)

5. Helped transform AIG's tech in APAC, managed a IT project portfolio of $50M+ in a complex hybrid matrix environment. Led digital transformation across the entire product stack with multiple vendors, multi-location delivery centers.

Professional Certifications:
1. AWS Certified Machine Learning Speciality
1. Project Management Professional (PMP)
2. PMI Agile Certified Practitioner (PMI-ACP)
3. Certified HIPAA Professional (CHP)

Thought Leadership: Member of the Forbes Technology Council

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Experience

Milestone Technologies, Inc.
Head - Artificial Intelligence and Automation
February 2021 - Present (3 years 3 months)
New York City Metropolitan Area

A Silicon Valley headquartered company with more than 3,000 employees serving over 200 companies worldwide. Seven of the ten largest Silicon Valley Internet companies trust us for critical IT and technology services.

Milestone Technologies is a leading IT managed services provider which leverages technology intelligently to make IT Infrastructure smarter, streamlined and more successful. At Milestone, we know IT, and we are consistently driving innovation in infrastructure operations to improve the overall customer experience. We are following our mission of revolutionizing the way IT is deployed around the globe.

Forbes Technology Council
Forbes Technology Council Member
January 2021 - Present (3 years 4 months)
New York City Metropolitan Area

Forbes Technology Council is an invitation-only leadership group composed of leading CIOs, CTOs and tech leaders respected for their deep subject-matter knowledge and diverse experience in the industry. They form the core of thought leadership and practice leadership globally.

Ruth Health
Advisor
November 2020 - Present (3 years 6 months)
New York City Metropolitan Area

Haptik
1 year 8 months

Director, Business
May 2020 - February 2021 (10 months)
New York City Metropolitan Area

I lead sales and business growth for Haptik in North America, bringing in high-value enterprise clients. Also, I oversee the project portfolio in the US markets in terms of execution, resources & delivery, comprising a 200+ tech team (2019-2021)

Vice President Technology Solutions
July 2019 - May 2020 (11 months)
Greater New York City Area

Haptik is a part of the Reliance Jio group of companies, who acquired a majority stake in the company in a $100 million deal in April 2019. Reliance Jio is the top telecom provider in India with over 360 million subscribers, and second largest operator in the world on a single platform. It is a subsidiary of the Reliance Industries conglomerate, the largest publicly traded company in India by market cap and revenue ($90 Billion)

Haptik is one of the world's largest Conversational AI companies, having reached over 100 million devices, and processed over 3 billion conversations till date. The company has been the recipient of several industry accolades, including the Frost & Sullivan Award for Conversational AI Company of the Year 2018, and recognition as one of the Top 25 AI Companies in the World 2018 by AI Time Journal. Haptik's leading clients and enterprise partners include Samsung, Zurich, Coca Cola, Oyo Rooms, KFC, Tata Group among others.

CONVRG
CTO
June 2017 - July 2019 (2 years 2 months)
Greater New York City Area

CONVRG - an Artificial Intelligence implementation company for Enterprise brands and businesses. Some of the key clients for our Artificial Intelligence initiatives in different channels (Google Home, Amazon Alexa, FB, Kik, Web, Reddit, Custom AI):
- The GRAMMYS: Voice and text AI for sixty years of data at The Recording Academy to create custom audience engagement in various messaging channels
- Estee Lauder Companies (Aveda) : Voice AI platform
- E J Gallo Wines: Voice AI
- Reddit: Brand specific AI
- Sephora
- Proactiv
- Shopify/Kik - automated marketplace on Kik that engages with users & drives sales

+XRC Labs - startup incubator, Cohort 5 at The New School, NYC, Jan-Apr 2018

Professional Services
Chief Executive Officer
December 2008 - December 2016 (8 years 1 month)
Led several enterprise projects in multiple geographies. Built and nurtured teams, P&L ownership, architected and shipped cutting-edge software/web/app platforms and products over the years.

Openhill LLC
CTO & Cofounder

October 2008 - March 2015 (6 years 6 months)
Chicago

Drupal focused - IT Infra Provider
Founder and Principal
November 2007 - May 2010 (2 years 7 months)
Dallas, Chicago, Seattle

IT infrastructure leasing business. Hardware in 3 major data centers. Global Clientele. Operated profitably. Acquired by a US-Canadian company in a M&A deal in 2010.

Tata AIG
Assistant Manager
June 2008 - September 2008 (4 months)
Mumbai

Program Management Office (PMO) role. Managing multiple projects roadmap for Operations and IT. Annual budgeting for Ops and IT involving 5000+ employees/channel/partners/vendors

AIG
Management Associate
June 2007 - May 2008 (1 year)
Mumbai

Program Management Office (PMO) role. Managing multiple projects roadmap for Operations and IT.

AIG
Summer Intern
April 2006 - June 2006 (3 months)
Mumbai

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Education

XLRI Jamshedpur
Master of Business Administration (M.B.A.), Marketing, Systems · (2005 - 2007)